Exhibit 23.1


                        Consent of Independent Auditors




Board of Directors
Canadian National Railway Company:



We consent to incorporation by reference in the registration statement on Form S-8 of Canadian National Railway Company of our report dated July 11, 2002, relating to the statements of net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Canadian National Railway Company Management Savings Plan for U.S. Operations.


(signed)

KPMG LLP

Chicago, Illinois
July 11, 2002